

Mail Stop 3561

April 7, 2016

Ms. Marilyn Pinney
Controller and Corporate Secretary
Educational Development Corporation
10302 East 55th Place
Tulsa, OK 74146-6515

> Re: **Educational Development Corporation**
> **Form 10-K for Fiscal Year Ended February 28, 2015**
> **Filed May 28, 2015**
> **File No. 000-04957**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed June 16, 2015**
> **File No. 000-04957**

Dear Ms. Pinney:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jennifer López for

Assistant Director
Mara L. Ransom
Office of Consumer Products